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 Additional Disclosure to be added to the Platinum Underwriters Holdings, Ltd.
  Form 10-K in response to clarifications requested by Ms. Dana Hartz and Mr.
     Joseph Roesler of the Staff of the Securities and Exchange Commission.


     Additional disclosure to be added in response to first clarification request:

The time lag involved in the process of reporting premiums is shorter than the lag in reporting losses. Premiums are generally reported within two years. The net impact on the results of operations of changes in estimated premiums is reduced by the losses and acquisition expenses related to such premiums. When estimating premiums written and earned, each of the Company's reinsurance subsidiaries segregates business into classes by type of coverage and type of contract (approximately 80 classes). Within each class, business is further segregated by the year in which the contract incepted (the "underwriting year"), starting with 2002. Estimates of WBNR and EBNR are made for each class and underwriting year. Premiums are estimated based on ceding company estimates and the Company's own judgment after considering factors such as the ceding company's historical premium versus projected premium, the ceding company's history of providing accurate estimates, anticipated changes in the marketplace and the ceding company's competitive position therein, reported premiums to date and the anticipated impact of proposed underwriting changes. The appropriateness of the premium estimates is evaluated in light of the actual premium reported by the ceding companies and any adjustments to these estimates are accounted for as changes in estimates and are reflected in results of operations in the period in which they are made. The initial estimates of premiums derived by the Company's underwriting function in respect of 2004 year-end were reviewed based upon the foregoing considerations. The cumulative impact of this review was to reduce the estimate by approximately $56 million or 10% of reinsurance premiums receivable at December 31, 2004. At December 31, 2004, the Company recorded reinsurance premiums receivable of $580,048,000. As an illustration, the Company had one contract which, at December 31, 2004, represented approximately $88 million of its total reinsurance premiums receivable. With respect to that contract, the Company reduced reinsurance premiums receivable by approximately $20 million because it did not expect the ceding company to meet its production estimates or to achieve its estimated rate increases. The Company believes that it reasonably could have made an adjustment of between $0 and $20 million with respect to that contract at December 31, 2004. Had it made a $0 adjustment, the reinsurance premiums receivable for that contract at December 31, 2004 would have been $108 million. It made the $20 million adjustment, resulting in reinsurance premiums receivable for that contract of $88 million. While an adjustment of greater than $20 million is possible with respect to that contract, the Company does not consider such circumstance to be reasonably likely. Reinsurance premiums receivable under a particular contract can vary significantly from estimates derived from the Company's underwriting function depending upon its assessment of the production and rate changes likely to be achieved by the ceding company.

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     Additional disclosure to be added in response to second clarification request:

         Generally, North American casualty excess business has the longest pattern of reported losses and therefore the greatest uncertainty. IBNR for these classes at December 31, 2004 was $447 million which was 39% of the total IBNR for the Company at that date. Because North American casualty excess business has the greatest uncertainty, the Company would not consider a variance of five percentage points from the initial expected loss ratio to be unusual. As an example, a change in the initial expected loss ratio from 65% to 70% would result in an increase of the IBNR for these classes by $37 million. This equates to approximately 7% of the liability for total unpaid losses and LAE for these classes at December 31, 2004. As another example, if the estimated pattern of reported losses was accelerated by 5% the IBNR for these classes would decrease by $2 million which is less than 1%. Because the Company believes the two most important inputs to the reserve estimation methodologies described above are the initial expected loss ratio and the estimated pattern of reported losses, the Company has selected these two inputs as the basis for the sensitivity analyses in this paragraph.

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     Additional disclosure to be added in response to third clarification request:

Due to the time lag inherent in the reporting of premiums by ceding companies, a significant portion of amounts included as premiums written and premiums earned represents estimated premiums and are not currently due based on the terms of the underlying contracts. Earned premiums, including EBNR, are a measure of exposure to losses, LAE and acquisition expenses. Consequently, when previous estimates of premiums earned are increased or decreased, the related provisions for losses and LAE and acquisition costs previously recorded are also increased or decreased.